February 5, 2014

VIA EDGAR CORRESPONDENCE

Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments provided to Daphne Chisolm with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Principal Investment Strategies for Each Fund

1.	Comment: Please replace “total assets” with “net assets plus borrowings for investment purposes.”
Response: We respectfully decline to make this change; we believe that our current disclosure is consistent with the representations contained in our ETF exemptive application.

2.	Comment: Please provide clarifying language regarding each Fund’s investment strategy.
Response: We have revised the disclosure consistent with this comment.

3.	Comment: Please simplify the discussion regarding correlation to make more plain English.
Response: We have revised the disclosure consistent with this comment.

Summary of Principal Risks For Each Fund

Securities and Exchange Commission
February 5, 2014

4.	Comment: Please add clarifying language to the disclosure on Management Risk.
Response: We have revised the disclosure consistent with this comment.

5.	Comment: Please add clarifying language to the disclosure on Non-Diversification Risk.
Response: We have revised the disclosure consistent with this comment.

6.    Comment: Please add clarifying language to the disclosure on Tracking Error Risk.
Response: We have revised the disclosure consistent with this comment.

7.	Comment: With respect to the Global X Guru International Index ETF, please add clarifying language to the disclosure on Geographic Risk.
Response: We have revised the disclosure consistent with this comment.

Tax Information

8.	Comment: Please add clarifying language that shareholders may be taxed on withdrawals made from tax-deferred arrangements.
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

Investment Objective, Strategies and Risks

9.    Comment: Please revise the paragraph describing currency swaps.
Response: We have revised the disclosure consistent with this comment.

Purchase and Redemption of Creation Units

10.	Comment: Please consider revising the 3rd full paragraph on page 29.
Response: We respectfully decline to make this change; We believe that our current disclosure is consistent with the representations contained in our ETF exemptive application.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

Securities and Exchange Commission
February 5, 2014

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.
Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC